SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2

(Amendment No. 8)*

STEC, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784774 101

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784774 101	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Mark Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,957,878 (1)
6 SHARED VOTING POWER 8,761,400 (2)
7 SOLE DISPOSITIVE POWER 1,957,878 (1)
8 SHARED DISPOSITIVE POWER 8,761,400 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,719,278 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.0%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 784774 101	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Semira Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 7,407,054 (3)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 7,407,054 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,054 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) See note 3 below.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 784774 101	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS M. and S. Moshayedi Revocable Trust, dated 9/25/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 7,407,054
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 7,407,054
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 784774 101	13G/A	Page 5 of 8 Pages

Item 1(a)	Name of Issuer:

STEC, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(a)	Name of Person Filing:

Mark Moshayedi Semira Moshayedi M. and S. Moshayedi Revocable Trust, dated 9/25/98

Item 2(b)	Address of Principal Business Offices or, if none, Residence:

3001 Daimler Street

Santa Ana, California 92705-5812

Item 2(c)	Citizenship

Mark Moshayedi – United States Semira Moshayedi – United States M. and S. Moshayedi Revocable Trust, dated 9/25/98 – California

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

784774 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

Mark Moshayedi (1)(2) – 10,719,278

Semira Moshayedi (3) – 7,407,054

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 7,407,054

	(b)	Percent of Class: %	Mark Moshayedi (1)(2) – 22.0%*

Semira Moshayedi (3) – 15.3%*

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 15.3%*

	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Mark Moshayedi (1) – 1,957,878

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 7,407,054

(ii)	shared power to vote or to direct the vote:

Mark Moshayedi (2) – 8,761,400

CUSIP No. 784774 101	13G/A	Page 6 of 8 Pages

Semira Moshayedi (3) – 7,407,054

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0

(iii)	sole power to dispose or to direct the disposition of:

Mark Moshayedi (1) – 1,957,878

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 7,407,054

(iv)	shared power to dispose or to direct the disposition of:

Mark Moshayedi (2) – 8,761,400

Semira Moshayedi (3) – 7,407,054

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

* Calculated based on 48,429,348 shares of the Issuer’s common stock outstanding as of December 31, 2008. Pursuant to Rule 13d-3 promulgated under the Act, certain securities convertible into, or exchangeable for, shares of common stock, may be deemed to be shares of common stock for purposes of determining beneficial ownership. Pursuant to Rule 13d-3 promulgated under the Act, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date and such security shall be deemed to be outstanding for purposes of calculating such person’s percentage ownership. For purposes of calculating the ownership percentage of the Reporting Persons, any securities that any person other than such Reporting Person has the right to acquire within 60 days of such date are not deemed to be outstanding.

(1) Consists of: (i) 1,457,878 shares held by Mark Moshayedi, as trustee for the M. and S. Moshayedi Investment Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s children, (ii) 337,665 shares of common stock subject to options, all of which are exercisable as of December 31, 2008, and (iii) 162,335 shares of common stock held by Mark Moshayedi. Mark Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and S. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Mark Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.

(2) Consists of: (i) 677,173 shares held by Mark Moshayedi, as co-trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Kevin Moshayedi, (ii) 677,173 shares held by Mark Moshayedi, as co-trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Brian Moshayedi and (iii) 7,407,054 shares held by Mark Moshayedi and Semira Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98 for the benefit of Mark and Semira Moshayedi’s family. Mark Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi and the M. and S. Moshayedi Revocable Trust.

CUSIP No. 784774 101	13G/A	Page 7 of 8 Pages

Mark Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi and the M. and S. Moshayedi Revocable Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Mark Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.

(3) Consists of 7,407,054 shares held by Mark Moshayedi and Semira Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98 for the benefit of Mark and Semira Moshayedi’s family. Does not include (i) 1,457,878 shares held by the M. and S. Moshayedi Investment Trust, dated 11/16/95 for which Semira Moshayedi’s spouse serves as trustee, (ii) 677,173 shares held by the M. and P. Moshayedi Investment Trust, dated 12/30/96 FBO Kevin Moshayedi for which Semira Moshayedi’s spouse serves as co-trustee, (iii) 677,173 shares held by the M. and P. Moshayedi Investment Trust, dated 12/30/96 FBO Brian Moshayedi for which Semira Moshayedi’s spouse serves as co-trustee, (iv) 337,665 shares held by Semira Moshayedi’s spouse that are subject to options, all of which are exercisable as of December 31, 2008, and (v) 162,335 shares of common stock held by Semira Moshayedi’s spouse. Semira Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust. Semira Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the M. and S. Moshayedi Investment Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Investment Trust FBO Brian Moshayedi and her spouse. Semira Moshayedi disclaims beneficial ownership, except to the extent of her pecuniary interest therein, if any, of the shares held by the M. and S. Moshayedi Revocable Trust, the M. and S. Moshayedi Investment Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Investment Trust FBO Brian Moshayedi and her spouse, and the filing of this Schedule 13G/A shall not be construed as an admission that Semira Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date:

/s/ Mark Moshayedi
Mark Moshayedi

/s/ Semira Moshayedi
Semira Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 9/25/98

/s/ Mark Moshayedi
Mark Moshayedi, Co-Trustee

/s/ Semira Moshayedi
Semira Moshayedi, Co-Trustee

CUSIP No. 784774 101	13G/A	Page 8 of 8 Pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: February 12, 2009

Signature:	/s/ Mark Moshayedi
Name:	Mark Moshayedi

Signature:	/s/ Semira Moshayedi
Name:	Semira Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 9/25/98

Signature:	/s/ Mark Moshayedi
Name:	Mark Moshayedi
Title:	Co-Trustee

Signature:	/s/ Semira Moshayedi
Name:	Semira Moshayedi
Title:	Co-Trustee